Exhibit 4.6

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

V.I. TECHNOLOGIES, INC.

It is hereby certified that:

1. The name of the corporation (hereinafter called the “Corporation”) is V.I. Technologies, Inc. The Certificate of Incorporation of the Corporation filed with the Secretary of State on December 31, 1992 was filed under the name Melville Biologics, Inc. On August 26, 1996 a Certificate of Amendment was filed to change the name of the Corporation to V. I. Technologies, Inc. and on June 11, 1998 a Restated Certificate of Incorporation was filed for the Corporation.

2. The said Restated Certificate of Incorporation of the Corporation, as amended to date, is hereby further amended by striking out the first paragraph of Article FOURTH in its entirety and substituting in lieu thereof the following:

“FOURTH. The total number of shares of stock which the Corporation shall have the authority to issue is five hundred fifty-one million (551,000,000) shares, of which five hundred fifty million (550,000,000) shares will be shares of common stock, par value $0.01 per share (the “Common Stock”), and one million (1,000,000) shares shall be shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).”

3. The amendment of the restated certificate of incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Signed this 10th day of March 2005.

/s/ John R. Barr
Name: John R. Barr
Title: President